SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino n° 1356 - 1° andar, São Paulo-SP

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (Company or NET), a publicly-held company, headquartered in the city and State of São Paulo, located at Rua Verbo Divino, 1356 - 1° andar, Chácara Santo Antônio, with the corporate taxpayer’s ID (CNPJ/MF) #00.108.786/0001-65, under the terms of the Instruction 358/02 issued by CVM (Securities and Exchange Commission of Brazil), announces the following relevant notice:

As of this date, the Company’s debt restructuring was concluded, which had an aggregate adhesion of 98% of the total gross indebtedness volume to which the restructuring proposal was made. On this date, the payment of 40% of the principal was made, plus the total of interest rates on balance as of 06/30/2004, for the period between 07/01/2004 and 03/21/2005, at the LIBOR-equivalent rate, plus 3% p.a. for debt denominated in US dollar and CDI (interbank deposit certificate), plus 2% p.a. for Reais-denominated debt. Hence, the Company will be showing a new net indebtedness of approximately R$480 million.

Since the announcement of debt restructuring, the purpose was to make the Company capable of sustaining the growth of its operations with its own funds and at the same time have a financial debt to be amortized without depending on the capital market conditions. The Company believes that in view of its new Net Debt/EBITDA04 ratio of 1.3x, an amortization calendar consistent with feasible cash generation estimates and hedge against high interest rates and/or foreign exchange rates built in new debt instruments, this purpose was fully fulfilled.

Once concluded the debt restructuring, Net Serviços shall be controlled by GB Participações, which on its turn shall be controlled by Organizações Globo, then shall maintain its control held in the Company.

GB Participações, which has as single assets 51% of Net’s common shares, is a company whose common shares are 51% held by Organizações Globo and 49% by Telmex. The structure of this operation obtained previous approval of Anatel (Brazilian Telecommunications Agency).

São Paulo, March 22, 2005.

Leonardo P. Gomes Pereira
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.